UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ocean Rig UDW Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

G66964118
(CUSIP Number)

Eric Ross
Senior Managing Director and Chief Compliance Officer
Avenue Capital Group
399 Park Avenue, 6th Floor
New York, NY 10022
(212) 850-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66964118	13D	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,327,143[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,327,143

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,327,143

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by the Funds (as defined below).  This number includes 6,326,804 Common Shares held by Avenue Energy Opportunities Fund, L.P., Avenue Investments, L.P., Avenue PPF Opportunities Fund, L.P. and Avenue Special Opportunities Fund II, L.P. (collectively, the “Funds”).
2 See Item 5.

CUSIP No. G66964118	13D	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Avenue Capital Management II GenPar, LLC (“GenPar”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,327,143[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,327,143

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,327,143

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
oo

3 This number represents shares beneficially held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.
4 See Item 5.

CUSIP No. G66964118	13D	Page 4 of 6 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marc Lasry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,954,094[5]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,954,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,954,094

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

5 This number represents shares beneficially held by Avenue Capital Management II and Avenue Europe International Management, L.P. Marc Lasry is the managing member of GenPar, the ultimate general partner of Avenue Capital Management II and Avenue Europe International Management, L.P. and he exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and Avenue Europe International Management, L.P.
6 See Item 5.

CUSIP No. G66964118	13D	Page 5 of 6 Pages
Item 1.	Security and Issuer.

This Amendment No.1 (this “Amendment”) to Schedule 13D relates to the common shares, par value $0.01 per share (the “Common Shares”), of Ocean Rig UDW Inc., a Cayman Islands corporation (the “Issuer”), whose principal executive offices are located at c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands, and amends the initial statement on Schedule 13D filed on September 29, 2017 (the “Original Filing”). Each item below amends and supplements the information disclosed under the corresponding item of the Original Filing. Except as indicated herein, the information set forth in the Original Filing remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Original Filing.

Item 4.	Purpose of Transaction.

The Reporting Persons intend to recommend that the Issuer hire advisers to review opportunities to maximize shareholder value, including changes to capital structure, utilization of significant assets, and possible strategic transactions. The Reporting Persons may also develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the organizational documents, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, utilization of significant assets, potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets.  Such plans or proposals may relate to or result in one or more of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to have discussions with the Issuer’s management, manager, board of directors, other shareholders or third parties, including, potential advisers, potential acquirers and financing sources, relating to the Issuer and the plans or proposals set forth above, or may change their intention with respect to any and all matters referred to in this Item 4.  The Reporting Persons may have such discussions alone or together with one or more of the foregoing persons. The Reporting Persons intend to have discussions with affiliates of Elliott Associates, L.P., Elliott International Capital Advisors Inc. and BlueMountain Capital Management, LLC (collectively, the “Other Parties”), regarding such opportunities to enhance shareholder value and may have discussions with the persons listed above together with the Other Parties. The Reporting Persons may exchange information with the Issuer and any of the foregoing persons pursuant to appropriate confidentiality or similar agreements.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended with the Other Parties. Collectively, the group may be deemed to have beneficial ownership of the Common Shares of the Issuer beneficially owned by each of the group members. Each of the Reporting Persons disclaims beneficial ownership of any Common Shares of the Issuer beneficially owned by the Other Parties.  The Other Parties separately report their beneficial ownership of the Issuer’s Common Shares on Schedules 13D with the Securities and Exchange Commission and reference is hereby made to those filings for the beneficial ownership of each party and any changes thereto.

Item 5.  Interest in Securities of the Issuer.

Name	Number of Shares	Percentage of Shares (%)
Avenue Capital Management II	6,327,143	7.0
GenPar	6,327,143	7.0
Marc Lasry	6,954,094	7.7
Avenue Energy Opportunities Partners, LLC	5,104,948	4.2
Avenue Energy Opportunities Fund, L.P.	5,104,948	4.2
Avenue Investments, L.P.	1,311,615	1.4
Avenue PPF Opportunities Fund GenPar, LLC	166,588.2
Avenue PPF Opportunities Fund, L.P.	166,588.2
Avenue SO Capital Partners II, LLC	1,055,607	1.2
Avenue Special Opportunities Fund II, L.P.	1,055,607	1.2
Avenue Europe International Management, L.P.	592,638.7
Avenue ASRS Europe Opportunities Fund, L.P.	81,564.1
GL Europe ASRS Investments S.a.r.l.	81,564.1
Avenue Europe Special Situations Fund III (Euro), L.P.	98,290.1
GL Europe Luxembourg III (EUR) Investments S.a.r.l.	98,290.1
Avenue Europe Special Situation Fund III (US), L.P.	355,899.4
GL Europe Luxembourg III (US) Investments S.a.r.l.	355,899.4
Avenue Europe Opportunities Master Fund, L.P.	91,198.1
GL Europe Luxembourg S.a.r.l.	91,198.1

The approximate percentages of Common Shares reported as beneficially owned by the Reporting Persons are based upon 90,660,769 Common Shares outstanding as of October 16, 2017 as confirmed by the Issuer on October 16, 2017.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:
Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G/A relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the SEC on June 25, 2010).

CUSIP No. G66964118	13D	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its general partner

/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

/s/ Eric Ross as attorney-in-fact
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

/s/ Eric Ross as attorney-in-fact
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry